PARSONS LAW FIRM

ATTORNEYS AT LAW

SUITE 2070 SKYLINE TOWER

10900 NE 4th STREET

BELLEVUE, WASHINGTON 98004

(425) 451-8036 FAX (425) 451-8568

James B. Parsons*                                                                                                   e-mail firm-info@parsonslaw.biz                                                                                  *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                            the Northern Mariana Islands

VIA FACSIMILE (202) 942-9531, REGULAR MAIL

AND FILED AS EDGAR CORRESPONDENCE

May 18, 2005

Mr. Gus Rodriguez

Mr. Rufus Decker

Division of Corporate Finance

United States Security and Exchange Commission

Washington, DC 20549-0501

Re:     Empyreans Holding, Inc

          Form 10-KSB for the fiscal year ended December 31, 2004

          File No. 0-30118

Dear Mr. Rodriguez and Mr. Decker:

This firm represents Empyrean Holdings, Inc ("Empyrean"), which has asked that I respond to Mr. Decker's letter of April 29, 2005 (the "Letter"), regarding Empyrean's Form 10-KSB for the fiscal year ending December 31, 2004, as well as the Form 8-K April 13, 2005. As of today's date, the company has filed an amended 10-KSB with changes made in response to your comment number 1 in the Letter.

In response to the comment number 2 in the Letter, regarding the Form 8-K filed April 13, 2005, Empyrean did not file a Form 8-K12G3, since its newly acquired subsidiary, Tradewinds International Corporation ("Tradewinds"), is not a successor corporation for which verification should be made pursuant to Section 12g3.

Empyrean Holdings intends to make a number of acquisitions, with Tradewinds being its first. There was not nor is there currently any intention for Tradewinds to be a successor corporation pursuant to Section 12g3. On or before June 23, 2005, Empyrean intends to file an 8-KA, with audited financials of Tradewinds and combined financial statements of the two companies. However, Tradewinds management will not succeed management of Empyrean. Mr. Robert Lee was and continues to be President of Empyrean, and Empyrean is in the process of identifying additional acquisitions, including purchasing assets and/or stock of other corporations. Therefore, Empyrean does not believe the Section12g3 applies.

If you have further questions regarding the structure of the TradeWinds transaction, or, if after review of the 8-KA, you have additional questions regarding the financial statements of TradeWinds and Empyrean, once again please do not hesitate to contact me.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES B. PARSONS

JBP:kla

Cc: client